Exhibit 99.3


       GERDAU AMERISTEEL ANNOUNCES CLOSING OF NORTH STAR STEEL ACQUISITION

Toronto, ON, November 1, 2004 - Gerdau Ameristeel Corporation (TSX: GNA.TO, NYSE:GNA) today announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has acquired from Cargill, Incorporated and certain of its subsidiaries the fixed assets and working capital of four long steel product minimills in St. Paul, Minn.; Wilton, Iowa; Calvert City, Ky.; and Beaumont, Texas; three wire rod processing facilities in Beaumont, Texas; Carrollton, Texas; and Memphis, Tenn.; and a grinding ball facility in Duluth, Minnesota. The integration of these operations will provide Gerdau Ameristeel's customers with expanded geographical coverage and a broader range of products.

Gerdau Ameristeel paid $266 million for the acquired assets and assumed approximately $12 million of debt and employee benefit obligations. Gerdau Ameristeel expects to pay an additional amount of approximately $30 million within the next 60 days as an adjustment to the purchase price reflecting higher working capital levels on the day of the closing.

The four acquired minimills have an annual production capacity of approximately two million tons of long steel products, principally merchant bars, special quality bars, light structural shapes, reinforcing bar and wire rod. Customers include steel service centers, original equipment manufacturers and steel fabricators. The four downstream product manufacturing facilities have an annual production capacity of approximately 300,000 tons. The wire rod processing facilities produce reinforcing wire mesh, chain link fencing and industrial wire. The grinding ball facility produces grinding balls for crushing and processing of minerals in various mining industries.

Phillip Casey, president and CEO of Gerdau Ameristeel, commented: "Within the steel industry, the trend toward consolidation continues, and Gerdau Ameristeel is actively participating with the acquisition of these attractive assets. This strategic expansion represents a 30 percent capacity increase in our core business with favorable additions to our geographical market coverage and product range. Near term, substantial management resources and focus will be directed at the integration of these assets to realize the anticipated synergies from economies of scale, increased steel production capacity, and cost savings."

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50% owned minimill), 15 scrap recycling facilities and 36 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the NYSE under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.


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FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com